1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2010
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 30, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) VOLUNTARY ANNOUNCEMENT

The purpose of this announcement is to disclose information in respect of the listing of tradable A Shares of the Company subject to trading moratorium:

*      The number of the tradable shares subject to trading moratorium to be listed: 5,649,217,045

*      Listing date of the tradable shares subject to trading moratorium: 4 January 2011

I.	SOURCE OF THE SHARES SUBJECT TO TRADING MORATORIUM TO BE LISTED

Pursuant to the approval of China Securities Regulatory Commission, the Company has issued Renminbi-denominated ordinary domestic shares ("A Shares") in the PRC by way of share exchange merger of Lanzhou Aluminum Co., Ltd. ("Lanzhou Aluminum") and Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum"), respectively, ("Initial Public Offering of A Shares"). Such A Shares were listed on the Shanghai Stock Exchange on 30 April 2007. Following completion of the Initial Public Offering of A Shares, the Company's total number of issued A Shares comprised 8,942,641,924 shares, including 1,148,077,357 tradable A Shares not subject to trading moratorium and 7,794,564,567 tradable A Shares subject to trading moratorium. Among the tradable A Shares subject to trading moratorium, 5,293,879,677 A Shares were subject to a lock-up period of 36 months and 2,500,684,890 A Shares were subject to a lock-up period of 12 months, both commenced from the listing date of the Company's A Shares on the Shanghai Stock Exchange. 2,500,684,890 A Shares subject to a lock-up period of 12 months were listed for trading in the market with effect from 6 May 2008.

On 28 December 2007, the Company issued 637,880,000 new A Shares for the purpose of the merger of Baotou Aluminum Co., Ltd. ("Baotou Aluminum") by way of share exchange. Among such amount of A Shares, 282,542,632 tradable A Shares were not subject to trading moratorium and an additional 355,337,368 A Shares were subject to trading moratorium with a lock-up period of 36 months commencing from the date when the Company's newly issued A Shares were listed on the Shanghai Stock Exchange, and will be listed for trading from 4 January 2011. Upon completion of the merger, the lock-up period (i.e. 36 months) of the above 5,293,879,677 A Shares will be extended to 4 January 2011.

Currently, the Company has an aggregate amount of 13,524,487,892 shares, among which 7,875,270,847 shares are not subject to trading moratorium, including 3,931,304,879

RMB-denominated ordinary shares and 3,943,965,968 overseas listed foreign shares. An aggregate of 5,649,217,045 shares subject to trading moratorium will be listed on 4 January 2011.

Having made all reasonable enquires, there has been no transfer or change in the shareholding in relation to the abovementioned A Shares which are subject to trading moratorium.

II.	LISTING ARRANGEMENT FOR THE SHARES SUBJECT TO TRADING MORATORIUM

1.	Number of the tradable shares subject to trading moratorium to be listed: 5,649,217,045.

2.	Listing date of the tradable shares subject to trading moratorium: 4 January 2011.

3.	Listing details of the tradable shares subject to trading moratorium:

			Unit: Share

			Number of
	Number of		remaining
Name of the holder of	shares subject	Number of	shares subject
shares subject to trading	to trading	shares to	to trading
moratorium	moratorium	be listed	moratorium

Shares to be listed on
4 January 2011	5,649,217,045	5,649,217,045	0
Aluminum Corporation
of China	5,214,407,195	5,214,407,195	0
Baotou Aluminum
(Group) Co., Ltd.	351,217,795	351,217,795	0
Lanzhou Aluminum Factory	79,472,482	79,472,482	0
Guiyang Aluminum and
Magnesium Design and
Research Institute	4,119,573	4,119,573	0
Total tradable shares
subject to trading
moratorium	5,649,217,045	5,649,217,045	0

III.	CHANGES IN SHAREHOLDING

Upon the completion of the listing of the tradable shares subject to trading moratorium, the shareholding structure of the Company will be changed as follows:

Unit: Share		Before the listing	Change	After the listing

Tradable shares subject to	1. State-owned shares	5,214,407,195	-5,214,407,195	0
trading moratorium	2. A Shares held by	434,809,850	-434,809,850	0
	state-owned legal
	persons
	Total tradable shares subject	5,649,217,045	-5,649,217,045	0
	to trading moratorium
Tradable shares not subject	1. RMB-denominated	3,931,304,879	5,649,217,045	9,580,521,924
to trading moratorium	ordinary shares
	2. Overseas listed	3,943,965,968	0	3,943,965,968
	foreign shares
	Total tradable shares not	7,875,270,847	5,649,217,045	13,524,487,892
	subject to trading
	moratorium
Total shares		13,524,487,892	0	13,524,487,892

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
30 December 2010

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary